UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

NEFF CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

640094207

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640094207		Schedule 13G

1	Names of Reporting Persons Wayzata Investment Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 14,951,625*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 14,951,625*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,951,625*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 58.8%

12	Type of Reporting Person OO

* Represents 14,951,625 common units of Neff Holdings LLC (the “Units”), which are redeemable for an equal number of shares Common Stock or, at the election of the Issuer, cash equal to the volume-weighted average market price of such shares.

CUSIP No. 640094207		Schedule 13G

1	Names of Reporting Persons Patrick J. Halloran

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 14,951,625*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 14,951,625*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,951,625*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 58.8%

12	Type of Reporting Person IN

* Represents 14,951,625 common units of Neff Holdings LLC (the “Units”), which are redeemable for an equal number of shares Common Stock or, at the election of the Issuer, cash equal to the volume-weighted average market price of such shares.

CUSIP No. 640094207	Schedule 13G

Item 1.
	(a)	Name of Issuer: Neff Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 3750 N.W. 87th Avenue, Suite 400 Miami, FL 33178

Item 2.
(a)

Name of Person Filing:
This statement is filed by:

(i)   Wayzata Investment Partners LLC, (the “Investment Manager”); and

(ii)  Patrick J. Halloran, an individual (“Mr. Halloran”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

	(b)	Address or Principal Business Office: The business address of each of the Reporting Persons is 701 East Lake Street, Suite 300, Wayzata MN 55391.
	(c)	Citizenship of each Reporting Person is: The Investment Manager is a limited liability company organized under the laws of the State of Delaware. Mr. Halloran is a United States citizen.
	(d)	Title of Class of Securities: Class A Common Stock, $0.01 par value per share (“Common Stock”)
	(e)	CUSIP Number: 640094207

Item 3.
Not applicable.

CUSIP No. 640094207	Schedule 13G

Item 4.	Ownership
Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2014, based upon 10,476,190 shares of the Issuer’s Common Stock outstanding as of November 20, 2014.

Reporting Person	Amount beneficially owned		Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Wayzata Investment Partners LLC	14,951,625	(1)	58.8%	0	14,951,625	(1)	0	14,951,625	(1)
Patrick J. Halloran	14,951,625	(1)	58.8%	0	14,951,625	(1)	0	14,951,625	(1)

(1)   Represents 14,951,625 common units of Neff Holdings LLC (the “Units”), which are redeemable for an equal number of shares Common Stock or, at the election of the Issuer, cash equal to the volume-weighted average market price of such shares.

The Investment Manager serves as investment adviser to Wayzata Opportunities Fund II, L.P. and Wayzata Opportunities Fund Offshore II, L.P. (collectively, the “Wayzata Funds”), the record holders of the securities reported herein. The Investment Manager has the power to direct the voting and disposition of the securities reported herein. Patrick J. Halloran serves as the manager of the Investment Manager and controls MAP Holdings LLC, which is the majority member of the Investment Manager.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

WAYZATA INVESTMENT PARTNERS LLC

	By:	/s/ Patrick J. Halloran
	Name:	Patrick J. Halloran
	Title:	Manager

PATRICK J. HALLORAN

	By:	/s/ Patrick J. Halloran
	Name:	Patrick J. Halloran

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement